EXHIBIT 23


                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Venator Group, Inc.:

We consent to the use of our audit report dated March 7, 2001 on the consolidated financial statements of Venator Group, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and for each of the years in the three-year period then ended, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated March 7, 2001 refers to a change in the method of accounting for sales under the Registrant's layaway program in 2000 and a change in the method of calculating the market-related value of its United States pension plan assets in 1999.




/s/ KPMG LLP

New York, New York
July 27, 2001